UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. Three)*


                           TMBR/Sharp Drilling, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872 57P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              J. Robert Green, Jr.
                        Suite 1007, 500 West 7th Street
                            Fort Worth, Texas 76102
                            (817) 336-2062, Ext. 33
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Subsection 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.872 57P101                   13D                     Page 1 of 2 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     F. Howard Walsh, Jr.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [_]
     (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         259,700

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         259,700

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,700

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                      [X] *

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No.872 57P101                  13D                      Page 2 of 2 Pages


_______________________________________________________________________________

This Amendment No. Three amends the Items set forth below of the Schedule 13D filed by F. Howard Walsh, Jr. on January 7, 1994, as amended by the First Amendment, dated February 28, 1994 and by the Second Amendment, dated November 7, 1997, relating to the shares of common stock (the "Shares") of TMBR/Sharp Drilling, Inc. ("Issuer"). Capitalized terms used herein that are not otherwise defined shall have the meanings set forth in the original Schedule 13D to which this Amendment No. Three relates.

______________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.

        See Item 5(a)

________________________________________________________________________________

Item 5.  Interest in Securities of the Issuer.

          (a) As of the date of this filing, Mr. Walsh beneficially owns 259,700 Shares which constitutes approximately 5.1% of the 5,103,886 Shares currently issued and outstanding. Mr. Walsh is also the executor of the estate of his father, F. Howard Walsh, Sr. (the "Estate"), which owns 4,000 Shares. Mr. Walsh disclaims any beneficial ownership of the 4,000 Shares owned by the Estate pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.

          (b) Mr. Walsh possesses the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 259,700 beneficially owned by Mr. Walsh and the 4,000 Shares owned by the Estate.

          (c) Since September 1, 2001, Mr. Walsh has purchased 30,000 Shares in open market transactions, using his personal funds, as described below:

               Date      Number of Shares    Price Per Share      Total Price
               11/6/01          18,900             $12.08            $228,312
               11/5/01           1,100             $12.03             $13,233
               9/5/01            5,000             $13.57             $67,850
               9/5/01            5,000             $13.58             $67,900

          (d)-(e) Not applicable.


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              November 7, 2001
                                        ----------------------------------------
                                                         (Date)


                                         /s/ F. Howard Walsh Jr.
                                        ----------------------------------------
                                                       (Signature)


                                               F. Howard Walsh, Jr.
                                               Individual Investor
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).